# Product Demo Video Transcript

Moxie For Kids, Inc.
Transcript prepared from the final video caption file.

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Every child deserves the opportunity to build social and emotional

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strength. Welcome to Moxie.

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When families first open Moxie, we begin by getting to know their child.

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From there, Moxie creates a personalized strength path

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designed around each child's age, developmental stage,

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and emotional growth goals, making every experience

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meaningful from the very beginning.

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Each day, families receive one short experience

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designed to fit naturally into everyday life.

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In just a few minutes, parents and children build practical,

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social, and emotional skills they can learn,

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practice, and use together. Every journey

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begins with one simple concept. Children

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discover a new social or emotional skill through engaging,

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age-appropriate guidance

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while parents learn alongside them, creating a shared language they

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can use long after the activity ends.

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Learning becomes meaningful through play.

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Interactive activities help children recognize emotions,

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build social and emotional vocabulary, and practice

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self-regulation in ways that feel fun, natural, and

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engaging. More importantly, they create positive moments of

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connection between parent and child.

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But Moxie was never designed to keep families on a screen.

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It's designed to help them carry these skills into everyday life

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during the moments that matter most.

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Whether it's after school, during bedtime, or

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navigating a difficult conversation,

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social and emotional growth happens together.

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One of the things that makes Moxie unique is that it

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supports parents too.

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Guided coaching helps caregivers recognize their own stress,

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respond more intentionally,

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and model the very emotional skills they're helping their children build.

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Reflection is where practice becomes habit.

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Families celebrate small wins, reinforce what they've learned,

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and prepare to apply those skills the next time life presents a challenge.

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Over time, these small moments become something much bigger:

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growing confidence, stronger family routines,

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healthier relationships, and social and emotional skills that

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children will carry with them for years to come.

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At Moxie, we believe social and emotional strength is built one

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small moment at a time because confident kids grow

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up with Moxie.

End of transcript